Exhibit 4.23

MANAGER EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of this date December 15, 2014.

BETWEEN:

SMART TECHNOLOGIES ULC, a body corporate, with offices in the Provinces of Alberta and Ontario (hereinafter referred to as the “Corporation”)

OF THE FIRST PART

AND

STEVE WINKELMANN, of Calgary, in the Province of Alberta (hereinafter referred to as the “Manager”)

OF THE SECOND PART

WHEREAS the Corporation and the Manager entered into a Manager Employment Agreement made as of May 17, 2010 (the “Former Agreement”);

AND WHEREAS the parties wish to outline and confirm the terms and conditions of their employment relationship in this Manager Employment Agreement (this “Agreement”);

NOW THEREFORE in consideration of the premises, the payment of the sum of ONE ($1.00) DOLLAR by each party to the other, the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency which is hereby acknowledged) the parties have agreed and this Agreement witnesses as follows:

ARTICLE 1

TERM OF EMPLOYMENT

1.1 The Corporation agrees to employ the Manager in the capacity of Treasurer and the Manager agrees to perform the duties required of the Manager in accordance with this Agreement.

1.2 This Agreement shall be effective as of November 13, 2014 (the “Effective Date”) and the Manager’s employment and this Agreement shall continue indefinitely thereafter until terminated in accordance with this Agreement.

ARTICLE 2

DUTIES

2.1 The Manager shall serve the Corporation in the capacity of Treasurer, and shall perform the duties as outlined in Schedule A and as determined from time to time by the executive management or Board of Directors of the Corporation, to the best of the Manager’s ability and hereby covenants to use the Manager’s best efforts to promote the interests of the Corporation.

2.2 The Manager agrees to devote the Manager’s full time and attention to the business and affairs of the Corporation and shall not, without the consent of executive management of the Corporation, undertake during the course of the Manager’s employment any other business or occupation or become a director, officer, consultant, advisor, employee, or agent of another company, firm, or proprietorship.

ARTICLE 3

REMUNERATION AND BENEFITS

3.1 The Manager shall receive an annual salary of $187,500 CDN (“Annual Salary”) less statutory deductions payable in equal instalments in arrears on a bi-weekly basis. The salary of the Manager will be reviewed on an annual basis, and may, in the absolute discretion of the Corporation, be increased.

3.2 In addition to the Annual Salary provided for in Article 3.1, the Manager may also receive an annual bonus, the payment terms and potential amount of which are described in the Discretionary Bonus Plan, as approved by the CEO.

3.3 In addition to the Annual Salary provided for in Article 3.1, the Manager shall be entitled to receive the following perquisites:

(a)	participation in the benefit plan adopted by the Corporation for all employees, and as amended from time to time;

(b)	entitlement to paid personal days in accordance with the Corporation’s policy, as amended from time to time;

(c)	paid vacations of three (3) weeks per year. In scheduling such vacations, the Manager shall have regard to the business of the Corporation and the reasonable direction of the executive of the Corporation; and

(d)	participation in such other plans as may be adopted by the Corporation for all employees and as amended from time to time.

3.4 In addition, the Manager shall continue to participate in the Corporation’s amended and restated equity incentive plan (the “Amended and Restated Equity Incentive Plan”) and shall be eligible for consideration for grants of options, performance share units (“Performance Share Units”), and restricted share units (“Restricted Share Units”), such grants to be in accordance with the Amended and Restated Equity Incentive Plan, and the relevant award agreements, as such terms are amended by this Agreement. The Corporation confirms that in addition to other awards under the Amended and Restated Equity Incentive Plan, the Manager was on May 16, 2013 granted 50,000 performance restricted share units (the “2013 PRS Units”).

3.5 Upon the occurrence of either a Change of Control or Going Private Transaction (as such terms are defined in Schedule “B”) and provided the Manager remains employed at such time:

(a)	all Restricted Share Units granted to the Manager that would otherwise vest within the one (1) year period following the effective date of the Change of Control or Going Private Transaction shall accelerate and vest as of the effective date of the Change of Control or Going Private Transaction and be paid by the Corporation in accordance with the Amended and Restated Equity Incentive Plan and the related restricted share unit agreement; and

(b)	all Performance Share Units granted to the Manager that have performance criteria comprised of annualized total shareholder return (“TSR”) shall accelerate and vest as of the effective date of the Change of Control or Going Private Transaction and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan and the relevant performance share unit agreements and the calculation of the TSR shall be determined after giving effect to the transaction that constituted the Change of Control or Going Private Transaction.

3.6 Upon the occurrence of a Change of Control or Going Private Transaction and within one (1) year of the effective date of the Change of Control or Going Private Transaction there is an event or events which constitute Good Reason (as defined in Schedule “B”) then, as of the date of the event or events that constitute Good Reason:

(a)	all 2013 PRS Units shall accelerate and vest and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan on such date, at the highest performance multiple stipulated in the performance RSU agreement; and

(b)	all Performance Share Units granted to the Manager that do not have TSR performance criteria, excluding the 2013 PRS Units, shall accelerate and vest on such date provided that the performance criteria associated with such Performance Share Unit award(s) has been fulfilled, met, satisfied, or otherwise achieved in full, and only in such event shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan.

3.7 The Manager shall be reimbursed for all reasonable out-of-pocket expenses actually and properly incurred by the Manager in connection with the Manager’s duties hereunder. For all such expenses the Manager shall furnish to the Corporation statements and vouchers as and when required by it.

ARTICLE 4

TERMINATION OF THIS AGREEMENT

4.1 The Corporation shall terminate the Manager’s employment and this Agreement for just cause at any time without notice and without any payment to the Manager whatsoever, save and except only for payment of the pro rata Annual Salary earned for services rendered up to and including the last day actually worked by the Manager, and any accrued and unused vacation pay. If the Manager’s employment and this Agreement are terminated for just cause the Manager shall not be entitled to any bonus or pro rata bonus payment.

4.2 The Manager can resign from the Manager’s employment and terminate this Agreement by providing the Corporation with one (1) month’s written notice of the resignation date. If the Manager so resigns the Manager is not entitled to any severance compensation nor is the Manager entitled to any bonus or pro rata bonus payment.

4.3 The employment of the Manager and the Corporation’s obligation to compensate the Manager with respect to employment will terminate:

(a)	upon mutual written agreement of the parties; or

(b)	upon the death of the Manager.

4.4 The Corporation may immediately terminate this Agreement and the Manager’s employment, for any reason other than the reasons in Articles 4.1, 4.2 and 4.3, and, subject to the condition in Article 4.12, the Corporation shall pay the Manager within five (5) business days of the Termination Date the following:

(a)	the pro rata Annual Salary earned, but not yet paid, up to the Termination Date;

(b)	all vacation accrued and unused as of the Termination Date to be calculated in accordance with the Corporation’s policies and procedures; and

(c)	a retiring allowance equal to one-quarter (1/4) of the Manager’s then Annual Salary plus one-quarter (1/4) of the bonus(es) paid to the Manager in the one (1) year prior to the Termination Date (the “Prior Bonus”), less required withholdings.

4.5 In addition, and in the event of a termination of the Manager’s employment by the Corporation pursuant to Article 4.4, the Corporation shall, commencing on the fourth (4th) month following the Termination Date and continuing for the Severance Period (as defined below), the Corporation shall make a monthly payment (through direct bank deposit) to the Manager equal to one-twelfth (1/12) of the Manager’s then Annual Salary plus one-twelfth (1/12) of the Prior Bonus (collectively the “Monthly Payment”), less required withholdings, on the condition that:

(a)	five (5) days prior to depositing the Monthly Payment, each month the Manager must provide a signed statutory declaration (in the form attached to this Agreement as Schedule “B”) to the Corporation confirming that the Manager has not gained re-employment or consulting work, and that the Manager continues to actively search for work;

(b)	the Manager remains unemployed and without consulting work on each payment date during the Severance Period; and

(c)	if the Manager obtains re-employment or consulting work during the Severance Period that will remunerate the Manager at a rate equal to at least 70% of the last issued T4 from SMART (exclusive of benefits) the Manager shall immediately notify the Corporation, and further payments shall cease. The Monthly Payment shall be pro-rated for a partial month during the Severance Period.

4.6 For the purpose of this Agreement, “Severance Period” means that period of time calculated on the following basis:

(a)	one-half (1/2) month for each fully completed year that the Manager is a non-managerial employee with the Corporation; plus

(b)	one (1) month for each fully completed year (which shall not include any employment service time calculated under Article 4.7(a)) that the Manager is a managerial employee with the Corporation,

provided that under no circumstances shall the Severance Period be greater than eighteen (18) months.

4.7 If the Corporation terminates this Agreement and the Manager’s employment, for any reason other than the reasons in Articles 4.1, 4.2 and 4.3, within twelve (12) months following a Change of Control or a Going Private Transaction, the Corporation shall within five (5) business days of the Termination Date, pay or provide to the Manager, subject to the condition in Article 4.12, in addition to the payments provided for in Article 4.4:

(a)	all 2013 PRS Units shall accelerate and vest and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan, at the highest performance multiple stipulated in the performance RSU agreement; and

(b)	all Performance Share Units granted to the Manager that do not have TSR performance criteria, excluding the 2013 PRS Units, shall accelerate and vest on such date provided that the performance criteria associated with such Performance Share Unit award(s) has been fulfilled, met, satisfied or otherwise achieved in full, and only in such event shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan.

4.8 Upon the occurrence of a Change of Control (as defined in Schedule “C”) and within one (1) year of the Change of Control an event or events that constitute Good Reason, the Manager shall have the right, for a period of ninety (90) days following the event or events that constitute Good Reason, to elect to terminate this Agreement and employment with the Corporation upon providing the Corporation with one (1) week advance written notice. If the Manager so elects to terminate this Agreement and employment with the Corporation, the Corporation shall, subject to the condition in Article 4.12, pay the Manager within five (5) business days of the Termination Date the payment and retiring allowance provided for in Article 4.4, and in addition, accelerate and vest certain awards under the Amended and Restated Equity Incentive Plan in accordance with the provisions of Articles 4.7(a) and (b) above.

4.9 If the Corporation terminates this Agreement and the Manager’s employment pursuant to Article 4.4, and the effective date of a Change of Control or a Going Private Transaction is within three (3) months following the Termination Date, then in addition to the payment provided for in Article 4.4, on the effective date of a Change of Control or a Going Private Transaction:

(a)	all 2013 PRS Units shall accelerate and vest and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan, at the highest performance multiple stipulated in the performance RSU agreement;

(b)	all Performance Share Units granted to the Manager that do not have TSR performance criteria, excluding the 2013 PRS Units, shall accelerate and vest on such date provided that the performance criteria associated with such Performance Share Unit award(s) has been fulfilled, met, satisfied or otherwise achieved in full, and only in such event shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan;

(c)	all Restricted Share Units granted to the Manager that would otherwise vest within the one (1) year period following the effective date of the Change of Control or Going Private Transaction shall accelerate and vest as of the effective date of the Change of Control or Going Private Transaction and be paid by the Corporation in accordance with the Amended and Restated Equity Incentive Plan and the related restricted share unit agreement; and

(d)	all Performance Share Units granted to the Manager that have performance criteria comprised of annualized TSR shall accelerate and vest as of the effective date of the Change of Control or Going Private Transaction and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan and the relevant performance share unit agreements and the calculation of the TSR shall be determined after giving effect to the transaction that constituted the Change of Control or Going Private Transaction.

4.10 The parties agree that because there can be no exact measure of the damages that the Manager would incur as a result of the termination of this Agreement and employment, the retiring allowance payment contemplated in Articles 4.4 and 4.7, would be deemed to constitute a genuine pre estimate of the loss that the Manager would suffer upon the termination of employment and the parties agree that this constitutes liquidated damages and not a penalty, and the Corporation agrees that the Manager will not be required to mitigate the Manager’s damages.

4.11 The Manager understands and agrees that all benefits of employment, including long-term disability coverage, will cease as of the Termination Date, and the Corporation has no liability for any damages caused by the cessation of such benefits regardless of the reason for termination or resignation. The Corporation has no obligation to extend benefit coverage past the Termination Date.

4.12 The Manager agrees that, in exchange for the payments contemplated in Articles 4.4 and 4.7, and the accelerated vesting of certain awards under the Amended and Restated Equity Incentive Plan , that the Manager shall sign a full and final release in favor of the SMART Group, in a form satisfactory to the Corporation, acting reasonably, and provided such release shall not apply to any obligations of the Corporation to the Manager under indemnity agreement or directors’ and officers’ liability insurance contracts providing coverage for claims made against him acting in his capacity as treasurer of the Corporation.

4.13 Notwithstanding the termination of the Manager’s employment, or the manner of termination, the provisions of Articles 5 and 6 of this Agreement shall survive such termination.

ARTICLE 5

PERSONAL COVENANTS AND POST-TERMINATION OBLIGATIONS

5.1 The Manager has carefully read and considered the provisions of this Article 5 and, having done so, agrees that the restrictions set forth in this Article are fair and reasonable, and are reasonably required for the protection of the interests of the Corporation. The Manager recognizes and agrees that as an employee of the Corporation, the Manager will become knowledgeable, aware and possessed of confidential information. The Manager acknowledges and agrees that the Corporation is the sole and exclusive owner and proprietor of all such confidential information, and that the Manager owes a duty of fidelity to the Corporation that includes, without limitation, a duty to ensure that confidential information is and remains at all times confidential.

5.2 Non-Competition

(a)	The Manager further acknowledges that in the course of employment the Manager will be assigned duties that will give the Manager knowledge of confidential and proprietary information which relates to the conduct and details of the Corporation’s business including the Corporation’s customers and marketing programs and which may result in irreparable injury to the Corporation if the Manager could enter into the employment of a business which is the same as or similar to and which is competitive to the Business (as Business is hereinafter defined) of the Corporation. The Manager agrees with, and for the benefit of, the Corporation that the Manager shall not without the prior written approval of the Board of Managers of the Corporation during the term of the Manager’s employment with the Corporation or at any time within the period of six (6) months following the date of cessation of the Manager’s employment with the Corporation, however caused, either as an individual or as a partner or joint venturer or otherwise in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, consultant, director, officer, employee, investor or in any other manner whatsoever, directly or indirectly, carry on, be engaged in, be interested in, or be concerned with, or permit the Manager’s name or any part thereof to be used or employed by any such person or persons, firm, association, syndicate, company or corporation, carrying on, engaged in, interested in or concerned with, a business which is the same as or similar to the business conducted by the Corporation as at the date of cessation of the Manager’s employment (the “Business”) within Canada and the United States.

(b)	The Manager has the right to request the Corporation in advance for its agreement that a proposed business or position is not prohibited within the terms of this Agreement. If the Manager receives written acknowledgment by the Corporation that the Corporation does not object to the Manager’s participation in any proposed business or position, then the Manager shall be allowed to so participate.

(c)	This Article shall not prevent the Manager from purchasing as a passive investor up to 2% of the outstanding publicly traded shares or other securities of any class of an issuer listed on a recognized stock exchange in Canada.

5.3 Non-Disclosure

The Manager understands that the Corporation desires to keep its contractual relationship with its customers confidential. The Manager agrees not to disclose any customer relationships unless authorized in writing by the Corporation or required by law other than pursuant to an agreement made by the Manager.

5.4 Confidential Information

The Manager will have access to the Corporation’s and the Corporation’s affiliates’ confidential information including, without limitation, information and data of or relating to its customers. Such information and data is understood to include all information and data relating to the Corporation’s and the Corporation’s affiliates’ or the customer’s technology, know-how, products and technical and business data, and marketing and sales strategies. The Manager agrees to accept and retain such information and data in confidence and, at all times during or after the termination of employment, not to disclose or reveal such information and data to others and to refrain from using such information and data for purposes other than those authorized by the Corporation. At the request of the Corporation, and upon cessation of employment, the Manager will promptly turn over to the Corporation all written or descriptive matter containing confidential or proprietary information or data.

5.5 Patent-Copyright-Trademark

(a)	The Manager agrees to make prompt and complete disclosure to the Corporation of any (i) invention, discovery, or improvement (“Invention”), whether patentable or not and (ii) copyrightable or trademarkable material, which relate to the Business of the Corporation and which is made, conceived, or authored by the Manager, alone or with others, during the term of employment and, with respect to an Invention, for one (1) year following the cessation of employment.

(b)	The Manager agrees to and does hereby assign to the Corporation all of the Manager’s right, title and interest in any Invention(s) and copyrightable material. At the request and expense of the Corporation, the Manager will render whatever assistance may be necessary for the Corporation to secure a patent or copyright for such Invention(s) or material.

5.6 Non-Solicitation

The Manager agrees that as a result of the Manager’s position with the Corporation, that the Manager has confidential information with respect to other employees, consultants and customers of the Corporation. The Manager agrees for a period of two (2) years after cessation of the Manager’s employment with the Corporation, regardless of the reason for cessation, that the Manager shall not, directly or indirectly:

(a)	solicit, induce, encourage or facilitate employees or consultants of the Corporation to leave the employment of, or consulting relationship with the Corporation; and

(b)	solicit, induce, encourage or facilitate any customer the Manager knows to be a customer of the Corporation to alter, modify, vary, diminish, or cease such customer’s relationship with the Corporation, including without limitation, in favour or for the benefit of the Manager.

5.7 Property

All reports, computer programs, manuals, listings (including customer listings) and any other documentation or data furnished to or prepared by the Manager in connection with the Manager’s employment shall be the property of the Corporation.

5.8 Assistance in Litigation

The Manager shall, after termination of this Agreement for any reason whatsoever, upon reasonable notice and upon payment of reasonable expenses and reasonable compensation by the Corporation, furnish such information and proper assistance to the Corporation as may be reasonably required by the Corporation in connection with any litigation in which it is or may become a party other than litigation by the Corporation against the Manager.

5.9 The Manager acknowledges and agrees that the provisions of this Article 5 do not limit the fiduciary obligations that the Manager owes to the Corporation, both during and after the cessation of the Manager’s employment and the termination of this Agreement.

ARTICLE 6

PERSONAL DATA AND PRIVACY

6.1 The Manager consents that the personal data relating to the Manager may be maintained and stored by the Corporation electronically or in any other form.

6.2 The Manager acknowledges and agrees that the Corporation has the right to collect, use and disclose the Manager’s personal information for purposes relating to the Manager’s employment with the Corporation, including:

(a)	ensuring that the Manager is paid for the services performed for the Corporation;

(b)	administering any benefits to which the Manager is or may become entitled to, including medical, dental, disability and life insurance benefits. This shall include the disclosure of the Manager’s personal information to any insurance company and/or broker or to any entity that manages or administers the Corporation’s benefits on behalf of the Corporation;

(c)	compliance with any withholding requirements relating to the Manager’s employment;

(d)	conducting any compensation and benefit review;

(e)	enforcing the Corporation’s policies including those relating to the proper use of the electronic communications network and to comply with applicable laws; and

(f)	in the event of a potential sale or transfer of all or part of the shares or assets of the Corporation or, disclosing to any potential acquiring organization the Manager’s personal information for the purpose of determining the value of the Corporation and to evaluate the Manager’s position in the Corporation. If the Manager’s personal information is disclosed to any potential acquiring organization, the Corporation will require the potential acquiring organization to agree to protect the privacy of the Manager’s personal information in a manner that is consistent with any policy of the Corporation dealing with privacy that may be in effect from time to time and/or any applicable law that may be in effect from time to time.

ARTICLE 7

NOTICE

7.1 Any notice required to be given hereunder shall be in writing and sufficiently made if delivered personally, faxed (with receipt acknowledgement requested), e-mailed (with receipt acknowledgement requested) or mailed by prepaid registered mail to the parties at their respective addresses herein.

(a)	The Manager:

Steve Winkelmann

[address redacted for confidentiality]

(b)	The Corporation:

SMART Technologies ULC

World Headquarters

3636 Research Road NW

Calgary, Alberta T2L 1Y1

Attention: VP, People Services

Fax 403.407.4897

Any such notice shall be deemed to have been given on the date it is delivered if personally delivered or, if mailed, on the third business day following the mailing thereof. Either party may change its address for service by giving written notice hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Prior Employment Agreements

This Agreement supersedes and replaces any prior written or unwritten employment agreements between the Manager and the Corporation, including the Former Agreement, with the exception that the Manager acknowledges that the Manager continues to be bound by all earlier confidentiality, conflict of interest, fiduciary and intellectual property restrictions and obligations owed to the Corporation.

8.2 Waiver

Any waiver by a party of any breach of any provision of this Agreement by the other party shall not be binding unless in writing, and shall not operate or be construed as a waiver of any other or subsequent breach by the Manager.

8.3 Headings

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

8.4 Enurement

The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective heirs, executors, administrators, other legal personal representatives, successors and permitted assigns.

8.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

8.6 Time of the Essence

Time shall be of the essence of this Agreement.

8.7 Enforceability and Severability

If any paragraph, subparagraph or provision of this Agreement is determined to be unenforceable by a Court of competent jurisdiction then such provision shall be severable from the remainder of this Agreement and the remainder of this Agreement shall be unaffected thereby and shall remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

SMART TECHNOLOGIES ULC

Per:	/s/ Jeff Losch
Jeff Losch Acting VP, People Services

/s/ Steve Winkelmann
STEVE WINKELMANN

SCHEDULE “A”

DUTIES

The Manager’s duties and responsibilities shall include:

•	Providing leadership for, and ensure the effectiveness of, the company’s treasury and investor relations activities

•	Ensuring the continued liquidity of the organization, both on a short-term basis (through cash forecasting, investing and hedging) and on a long-term basis (through the execution of debt and equity financing)

•	Developing and overseeing treasury policies and procedures, including those required for SOX Compliance

•	Responsible for financial risk management for the organization, including hedging activities and insurance

•	Overseeing the continued roll-out of cash management and banking activities globally

•	Overseeing quarterly earnings activities, including guidance, conference call, press release and analyst/investor outreach

•	Being the key contact for investment community, along with the CEO and CFO; responsible for delivering a consistent message and conveying SMART’s story to investors

•	Managing relationships with banks, rating agencies, investors and research analysts

•	Responsible for guiding and supervising 3 direct reports

•	Other duties as assigned from time to time

SCHEDULE “B”

STATUTORY DECLARATION

CANADA

PROVINCE OF ALBERTA

I, First Name Last Name, DO SOLEMNLY DECLARE THAT, as of the date hereof:

1.	I am actively seeking employment which, at a minimum, includes the circulation of my resume in response to career opportunities that fit with my current skill set;

2.	I have not finally accepted an offer of employment that will remunerate me at a rate equal to at least 70% of my last issued T4 from SMART (exclusive of benefits);

3.	I have not finally accepted a consulting agreement with any organization (other than a non-profit organization for which I am receiving no remuneration); and

4.	I have not joined (through an active equity investment) or established (through incorporation or otherwise) a vehicle through which I will earn income.

AND, I make this solemn declaration conscientiously believing it to be true, and with full knowledge that it is of the same force and effect as if made under oath, and by virtue of the Canada Evidence Act.

DECLARED BEFORE ME at , in the Province of this of , 2014.	) ) ) ) ) )

A Commissioner for Oaths/Notary Public Province of		First Name Last Name

SCHEDULE “C”

DEFINITIONS

For the purposes of this Agreement the following terms mean the following:

For the purposes of this Agreement the following terms mean the following:

(a)	“Affiliate” means affiliate as that term is defined in the Business Corporations Act (Alberta), as amended from time to time;

(b)	“Change of Control” shall mean the occurrence of any of the following events:

(i)	a person, or group of persons, acting jointly and in concert, becomes the beneficial owner of securities of the Corporation constituting 50% or more of the voting power of all outstanding voting securities of the Corporation;

(ii)	individuals who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to, the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election;

(iii)	a merger, consolidation, amalgamation or arrangement of the Corporation (or a similar transaction) occurs, unless after the event, 50% or more of the voting power of the combined corporation is beneficially owned by the same person or group of persons as immediately before the event; or

(iv)	the Corporation’s shareholders approve a plan of complete liquidation or winding-up of the Corporation, or the sale or disposition of all or substantially all the Corporation’s assets (other than a transfer to an Affiliate of the Corporation), provided that the following shall not constitute a Change of Control:

(A)	any person, or group of persons, acting jointly or in concert, becoming the beneficial owner of the threshold of securities specified in (a) as a result of the acquisition of securities by the Corporation or an Affiliate of the Corporation or a subsidiary which, by reducing the number of securities outstanding, increases the proportional number of securities beneficially held by that person or group of persons;

(B)	any acquisition of securities directly from the Corporation in connection with a bona fide financing or series of financings by the Corporation;

(C)	any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Corporation and/or its Affiliates; or

(D)	beneficial ownership by the Corporation or its Affiliates or any increased ownership by any of them;

(c)	“Going Private Transaction” shall mean a transaction or series of transactions which has the effect of transforming the Corporation into a private company (a company whose shares or securities are not listed and posted for trading on the TSX or other recognized stock exchange) and thereby eliminating the public shareholders; and

(d)	“Good Reason” shall mean: (i) any adverse change, by the Corporation and without the agreement of the Executive following a Change of Control, in any of the duties, powers, rights, discretions, salary, bonus, benefits, existing Awards (as defined in the Corporation’s Amended and Restated Equity Incentive Plan), title or lines of reporting, such that immediately after such change or series of changes, the responsibilities and status of the Executive, taken as a whole, are not at least substantially equivalent to those assigned to the Executive immediately prior to such change or series of changes; (ii) the requirement that the Executive be based anywhere other than the Corporation’s Calgary executive office on a normal and regular basis; or (iii) any reason which would be constructive dismissal by a court of competent jurisdiction.